

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 10, 2023

Mark Long
Co-Chief Executive Officer
Prime Impact Acquisition I
123 E San Carlos Street, Suite 12
San Jose, CA 95112

      **Re:  Prime Impact Acquisition I**
           **Preliminary Proxy Statement on Schedule 14A**
           **Filed February 3, 2023**
           **File No. 001-39501**

Dear Mark Long:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc:    Daniel Espinoza